November 18, 2015

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Customer Relations Centers, Inc.
Amendment No. 4 to Registration Statement on Form F-1
Filed October 29, 2015
File No. 333-199306

Dear Ms. Jacobs:

On behalf of China Customer Relations Centers, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated November 12, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 5 on Form F-1 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Tax Matters Applicable to U.S. Holders of Our Common Shares, page 91

1.	You appear to have filed a short-form tax opinion in exhibit 8.1. Accordingly, please include a statement in this section of the filing that the disclosure is the opinion of Haneberg, PLC and clearly identify the opinion(s) being rendered. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

This Issuer acknowledges this comment and has included the following disclosure in the section captioned “Tax Matters Applicable to U.S. Holders of Our Commons Shares” in the Amendment to identify and clarify that the opinions being rendered in this section relating to U.S. and British Virgin Islands law are those of Haneberg, PLC and the opinions relating to Chinese law are those of the KaiTong Law Firm:

“Unless otherwise noted in the following discussion, this section is the opinion of Haneberg, PLC, our U.S. and British Virgin Islands counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law and British Virgin Islands tax law, and of KaiTong Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.”

Additionally, the Issuer has included a Chinese law tax opinion of the KaiTong Law Firm as Exhibit 8.2 to the Amendment.

Placement, page 98

2.	Please further clarify Newbridge’s role in this offering in response to prior comment 1. For example, disclose why Newbridge is now only acting as a dealer instead of a placement agent and what activities Newbridge will perform as a dealer. Also tell us why you state that Newbridge “may be deemed” instead of “is” an underwriter under Securities Act Section 2(a)(11).

This Issuer acknowledges this comment and respectfully advises the Staff that in August 2014, the Issuer engaged Newbridge Securities Corporation to act as placement agent for this offering. In April 2015, the Issuer agreed to engage Viewtrade as placement agent for this offering, replacing Newbridge. In connection with this transition, Newbridge agreed to provide to Viewtrade a summary of the prior diligence completed by Newbridge prior to Viewtrade replacing Newbridge as placement agent in the offering, and the parties agreed to split the compensation to be received by Viewtrade in the offering with 52% to Viewtrade and 48% to Newbridge. In addition, upon commencement of this offering, Viewtrade expects to engage Newbridge to serve as a sub-placement agent in the offering, and in such role Newbridge is expected to use it best efforts to place a portion of the shares being offered. In its role as sub-placement agent, Newbridge would have no obligation to buy any of the shares from us nor would they be required to arrange the purchase of any specific number or dollar amount of the shares. Based on the aforementioned compensation arrangement, Newbridge Securities Corporation will be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

The Issuer has placed this same disclosure in the “Placement” section in the Amendment.

Item 8. Exhibits and Financial Statements, page II-1

3.	Please file complete exhibits, where required. We note, for example, that certain schedules in exhibit 1.1 appear incomplete.

The Issuer acknowledges this comment and has completed the schedules to Exhibit 1.1 to the Amendment. The Issuer has discussed with Staff and does not believe there are any other schedules to exhibits that need to be completed.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg, Esq.